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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 ENDING December 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Carreden Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 MORAGA WAY , SUITE 209
(No. and Street)

MORAGA (City) CALIFORNIA (State) 94556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREG MEYER 925-247-0950
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the

CARREDEN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	82,996
Accounts receivable		434,024
Deferred receivables		950,880
Other assets		2,403
TOTAL ASSETS	$	1,470,303
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses and commissions payable	$	417,695
Long-term expenses payable		870,056
TOTAL LIABILITIES		1,287,751
Stockholders' equity		
Common stock, No par value; 1,000 shares authorized, 100 shares issued and outstanding		25,000
Additional paid-in-capital		406,361
Retained earnings (deficit)		(248,809)
TOTAL STOCKHOLDERS' EQUITY		182,552
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,470,303

See notes to financial statements